Exhibit 21.1

STEEL DYNAMICS, INC

LIST OF SUBSIDIARIES

	State of Incorporation or Organization	Percent of Capital Stock/Equity Units Owned by Steel Dynamics, Inc.	Names Under which Business is Conducted
Jackson Iron & Metal Company, Inc.	Michigan	100%	OmniSource Michigan Division
Mesabi Nugget Delaware, LLC	Delaware	83%
New Millennium Building Systems, LLC	Indiana	100%
OmniSource, LLC (f/k/a OmniSource Corporation)	Indiana	100%	OmniSource Media Division OmniSource South OmniSource -Michigan OmniSource (Indiana)
OmniSource Southeast, LLC	Delaware	100%
Roanoke Electric Steel Corporation	Indiana	100%	Steel Dynamics Roanoke - Bar Division
Steel Dynamics Columbus, LLC	Delaware	100%
Steel Dynamics Enterprises, Inc.	Indiana	100%
Steel Dynamics Sales North America, Inc.	Indiana	100%
Steel of West Virginia, Inc.	Delaware	100%
STLD Holdings, Inc.	Indiana	100%
The Techs Industries, Inc.	Delaware	100%	The Techs The Techs a Division of Steel Dynamics, Inc.
Vulcan Threaded Products, Inc.	Alabama	100%